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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sycamore Financial Group

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2713 Rockford Ln
(No. and Street)

Kokomo	IN	46902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Smith	7654551554	csmith@sycamoreweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Craig Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sycamore Financial Group, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Craig Smith — Digitally signed by Craig Smith Date: 2024.03.16 13:57:53 -04'00'

Title:
President

Anita L. Faulkner
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [x] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Sycamore Financial Group, Inc.

**Report on Audit of
Financial Statements**

December 31, 2023

THOMAS FAUST, CPA
Certified Public Accountant

SYCAMORE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sycamore Financial Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sycamore Financial Group, Inc., as of December 31, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Sycamore Financial Group, Inc. as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sycamore Financial Group, Inc.'s management. My responsibility is to express an opinion on Sycamore Financial Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sycamore Financial Group, Inc, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Sycamore Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Sycamore Financial Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 14, 2024



SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

ASSETS

Cash and cash equivalents	$	258,815
Investment securities		4,746,328
Commissions and fees receivable		1,370,899
TOTAL CURRENT ASSETS		6,376,042

OTHER ASSETS

Office furniture, fixtures and equipment, net of accumulated depreciation	-
Right of use asset	185,688
TOTAL OTHER ASSETS	185,688
TOTAL ASSETS	6,561,730

LIABILITIES

Accounts payable and accrued expenses	43,000
Lease Obligation Payable	185,688
TOTAL LIABILITIES	228,688

STOCKHOLDERS' EQUITY

Common stock (10,000 shares authorized; 4,392 shares issued and outstanding)		43,897
Additional paid in capital		27,300
Treasury stock (790 shares)		(22,257)
Retained Earnings		6,284,102
TOTAL STOCKHOLDERS' EQUITY		6,333,042
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,561,730

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE		
Commissions, marks and fees	$	5,605,515
Rental income		24,100
Investment income		384,393
TOTAL REVENUE		6,014,008
EXPENSES		
Employee compensation, commissions and benefits		1,967,023
Rent - Occupancy		222,251
Depreciation and amortization		673
Promotional expenses		75,567
Property taxes		10,711
State Income		190,940
Other operating expenses		348,573
TOTAL EXPENSES		2,815,738
NET INCOME	$	3,198,270

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
BEGINNING BALANCE	$ 43,897	$ 27,300	$ (22,257)	$ 5,877,569	$ 5,926,509
Net Income	-	-	-	3,198,270	3,198,270
Stockholders' distributions	-	-	-	(2,791,737)	(2,791,737)
ENDING BALANCE	$ 43,897	$ 27,300	$ (22,257)	$ 6,284,102	$ 6,333,042

SYCAMORE FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	3,198,270
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
Depreciation and amortization		673
Unrealized gain on investment securities		(260,560)
(Increase) decrease in operating assets:		
Commissions receivable		(19,676)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		14,491
Net Cash Provided by Operating Activities		2,933,198

CASH FLOWS FROM INVESTING ACTIVITIES

Net purchases of investments		(2,080,411)
Net Cash Used in Investing Activities		(2,080,411)

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder distributions		(2,791,737)
Net Cash Used in Financing Activities		(2,791,737)

NET DECREASE IN CASH		(1,938,950)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,197,765
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	258,815

SUPPLEMENTAL CASH FLOWS DISCLOSURES

Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

_____

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. <u>Nature of Operations</u>—Sycamore Financial Group, Inc. (the Firm) was formed in 1983 as a corporation in the state of Indiana, located in Kokomo, Indiana. The Firm is a securities brokerage firm. Currently the Firm does not self-carry any securities accounts except through their correspondents, Hilltop Securities and Folio Institutional. The Firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. The Firm maintains no physical securities, client cash or margin accounts. The Firm has branch offices in Anderson, Indiana, Bloomington, Indiana and Syracuse, New York. All transactions of these offices are processed through the Kokomo office.

b. <u>Cash Equivalents</u>—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2023.

c. <u>Use of Estimates</u>—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. <u>Concentrations of Credit Risk</u>—The Firm holds its cash in FDIC insured accounts and at times, the balance may exceed FDIC insured limits. At December 31, 2023 the balances did not exceed the insured limit. The Firm has investment securities in SIPC insured accounts with balances that exceeded the insured limits by $3,746,328 at December 31, 2023.

e. <u>Commissions and Fees Receivable</u>—Commissions and Fees Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers all commissions receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. Management believes an allowance is unnecessary. Commissions receivable are written-off when collection efforts have been exhausted.

f. <u>Revenue Recognition</u>—The Firm earns wealth management and investment brokerage fees from its contracts with customers to manage assets for investment, and or to transact on their accounts. These fees are primarily earned over time as the Firm provides the contracted quarterly services and are generally assessed based on an agreed upon rate of the market value of the assets under management. Fees that are transaction based are recognized at the point in time that the transaction is executed.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize when the performance obligation is met

_____

NOTE 2: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2023. The firm's federal and state income tax returns for 2020 through 2023 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 3: INVESTMENT SECURITIES

The Firm has investment equity securities which are stated at fair value. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The Firm's equity securities are all classified as Level 1 assets in the fair value hierarchy established in FASB 157. At December 31, 2023 the fair value was $4,746,328. Increases or decreases in fair value are reflected in the income statement.

_____

NOTE 4: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 5: LEASE TRANSACTIONS WITH RELATED PARTY

The Firm has adopted FASB ASC 842, "Leases" effective April 1, 2019. The lessor is an affiliated entity and the lease is for an unspecified period of time. The Firm's intention is to remain in the space for the next three years or longer. The lease does not include any termination options for either party or any restrictive financial covenants. The Firm's annual rent expense is $66,000. The amount of the capitalized Right of Use Asset and Lease Obligation Liability is $185,688 which is the annual lease amount for three years discounted at 3%.

The Firm subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately. The Firm received rental income from the sub-lease of $24,102 for the year ended December 31, 2023.

The Firm leases office space located at 800 Main Street in Anderson, Indiana. The rental rate per square foot of space is at market value for the geographic area. Rent expense was $7,320 on this lease for the year ended December 31, 2023.

NOTE 6: SELF-INSURED

During 2003 the Firm made the decision to self-insure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2023, net capital as defined by the rules, equaled $5,615,637. The ratio of aggregate indebtedness to net capital was .77%. Net capital in excess of the minimum net capital requirement was $5,565,637 and net capital in excess of required amount was $5,555,637.

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2023. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9:   COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2023. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 10: SUBSEQUENT EVENTS

The Firm's management has evaluated subsequent events through the date of this report and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

SYCAMORE FINANCIAL GROUP, INC.

SCHEDULE l: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	6,333,042
Plus other allowable credits		185,688
Less nonallowable assets from Statement of Financial Condition		(185,688)
Net capital before haircuts on securities positions		6,333,042
Haircuts on securities		(717,405)
Net Capital	$	5,615,637
Aggregate Indebtedness	$	43,000
Net capital required based on aggregate indebtedness (6-2/3%)		2,868

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	5,565,637

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) - 10% of total aggregate indebtedness		4,300
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	5,555,637
Percentage of Aggregate Indebtedness to Net Capital		0.77%

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Stockholders
Sycamore Financial Group, Inc.

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Sycamore Financial Group, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Firm to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Firm's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Firm and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the Sycamore Financial Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 14, 2024



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Sycamore Financial Group, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Sycamore Financial Group, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) Sycamore Financial Group, Inc. stated that Sycamore Financial Group, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sycamore Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 14, 2024



Sycamore
Finacial Group

March 08, 2024

Thomas Faust
Lafayette, IN.

Dear Thomas,

Sycamore Financial Group, Inc. is a registered broker-dealer subject to Rule 17a-5 Promulgated by the Securities and Exchange Commission 17 C.F.R. §2 4 0.17a-5 "Report to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R §2 4 0 17a-S (d)(4). To the best of its knowledge and belief, Sycamore Financial Group, Inc. states the following:

1) Sycamore Financial Group, Inc. claimed an exemption from 17 C.F.R. §2 4 0 15c3-3 under the provision of 17 C.F.R. §2 4 0 15c3-3 (k)(2)(ii) for our revenue from our clearing-broker the year ended December 31, 2023, and

(a) The Firm is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 24 0. 17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions or a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year with exception.

Sycamore Financial Group Inc. has met the identified exemptive provision of 17 C.F.R. §2 4 0 15c3-3 throughout the most recent fiscal year without exception.

Thank You



Craig Smith



Certi

Kokomo, Indiana	**Anderson, Indiana**	**Syracuse, New York**	**Bloomington, Indiana**
(765)455-1554	(765)643-9333	(765)201-4758	(765)455-1554

Member: FINRA, SIPC   www.sycamoreweb.com